Exhibit 10.1

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT
AMONG
VINEYARD NATIONAL BANCORP AND
VINEYARD BANK, NATIONAL ASSOCIATION AND
NORMAN ANTONIO MORALES

Adopted and Approved on April 9, 2007
Effective as of: October 2, 2006

This Amended and Restated Employment Agreement (referred to as "Employment Agreement") is made effective on the date the term begins as described below in Paragraph 4 and is among Vineyard Bank, National Association, a national banking association (referred to as "Bank"), Vineyard National Bancorp, a California corporation (referred to as "Bancorp"), and Norman Antonio Morales (referred to as "Morales"). This Employment Agreement amends and completely restates that certain Employment Agreement adopted and approved on January 15, 2004 and effective as of October 1, 2003 and that certain Amendment to Employment Agreement adopted and approved on September 29, 2006 and effective as of October 1, 2006, each among the Bank, the Bancorp and Morales (collectively, the “Original Employment Agreement”).

1. Employment. Bank and Bancorp employ Morales as President and Chief Executive Officer of the Bank and the Bancorp, and Morales accepts employment with both entities upon the terms and conditions described below.

2. Duties. Morales shall perform the duties of President and Chief Executive Officer of Bank and Bancorp, subject to the powers vested by law in the Board of Directors of the Bank and Bancorp and in Bank’s and Bancorp's shareholders. During the term of the Employment Agreement, Morales shall perform his duties faithfully, diligently, and to the best of his ability, consistent with the highest and best standards of the banking industry and in compliance with all applicable laws, both federal and state, and the Bank's Articles of Association and Bylaws and the Bancorp's Articles of Incorporation and Bylaws. Under the direction of and in cooperation with the Board of Directors, he shall provide leadership, direction, and guidance of the Bank's activities to assure short- and long-range profitability and planned growth of the Bank. The duties are as follows:

In General:

a. Keep the Board of Directors informed of financial results of operations, the status of loans, banking competition, and new business developments.

b. Make recommendations to the Board of Directors on a wide range of subjects, including but not limited to, officer appointments and changes in organization, loans, benefit administration and physical plant renovation.

c. Meet regularly with officers and other key staff; communicate policies and goals; and delegate responsibility for daily operations and administration.

d. Assure the smooth flow of information throughout the Bank and coordinate the various functional operations.

e. Assure that the needs of the major customers are satisfied.

f. Represent the Bank and provide leadership in key community activities.

g. Resolve serious customer complaints.

h. Supervise, with the executive management, the officer staff and consult with them on staffing and organizational needs.

i. Work with the officers in resolving personnel problems in their areas of responsibility; meet with individual staff members, when necessary, to resolve problems.

j. Monitor the Bank's job evaluation and salary administration programs.

k. Participate in professional associations; attend conventions, conferences, and seminars; and read pertinent publications.

1. Maintain close relationships with other bankers to be aware of new services or opportunities to increase profit or decrease expenses.

m. Serve as a member of all executive committees.

Organization:

a. Give overall direction to development and maintenance of standards for operating efficiency with comprehensive, specific, and measurable goals.

b. Research, develop, and implement new strategies for profitability and operating efficiency.

c. Develop, in cooperation with the executive committee, ongoing short- and long-range plans.

d. Evaluate operations to identify needs and current problems.

Finances:

a. Review operational budgets to see that they meet the goals and objectives as identified.

b. Pose revisions and alternatives to the budgets when necessary.

Relationships:

a. Review personnel performance evaluation of department heads to ensure that they are complementary to the maintenance of employee morale, efficiency, and development.

b. Provide direct guidance of personnel activities with members of the executive committee as the activities relate to salary administration, management incentives, and performance objectives to ensure solid team efforts toward the attainment of department and bank goals.

c. Conduct performance evaluations for members of the executive committee.

d. Participate in outside activities which enhance the Bank, personal growth, and the community.

3. Devotion of Entire Time to Bank's and Bancorp's Business. Morales shall devote his entire productive time, ability and attention to the business of the Bank and the Bancorp during the term of the Employment Agreement. Morales shall not directly or indirectly render any competitive services of a business, commercial, or professional nature to any other person or organization, whether for compensation or otherwise, without the prior written consent of the Boards of Directors of the Bank and Bancorp. Notwithstanding the above however, Morales may continue to sit on all for-profit boards of directors which he presently sits on with the knowledge of the Bank and the Bancorp and may continue to receive any compensation to which he is entitled for his limited efforts in that regard. Morales may also sit on any non-profit boards, corporations or foundations for no compensation but in the furtherance of the best interests of the community and to promote the good name of the Bank and Bancorp. This Employment Agreement shall not be interpreted to prohibit Morales from making passive personal investments or conducting personal business affairs if those activities do not materially interfere with the services required under this Employment Agreement.

4. Term

a. The term of this Employment Agreement is for four (4) years commencing as of January 1, 2006 through and including December 31, 2009. The term shall be automatically extended for an additional year at the end of each year thus making it a three (3) year "rolling" contract, unless the Board of Directors of the Bank or the Bancorp elects not to renew the term by giving written notice to Morales by September 1 of the year in which the Directors decide not to renew the term.

b. All parties to the Employment Agreement shall have the absolute right to terminate the Employment Agreement at any time in accordance with the terms and conditions described below. Notwithstanding the fact that some provisions of the Employment Agreement may refer to future dates beyond the termination date of the Employment Agreement, nothing in the Employment Agreement shall in any way grant any future employment under the terms of the Employment Agreement beyond the termination date except as set forth above. Nothing in the Employment Agreement shall in any way obligate either party to have a future employment relationship except as set forth in the Employment Agreement.

5. Salary. Morales shall receive a base salary of four hundred seventy-five thousand dollars ($475,000.00) per year, payable in equal monthly installments during the term of his employment. This shall remain as Morales’ base salary until it is increased in the sole discretion of the Boards of Directors of the Bank and Bancorp, which shall review said salary at the end of every calendar year and render a decision by January 31 of the following calendar year whether to increase said salary. These Boards may not, however, decrease said salary, other than as part of an across-the-board salary decrease that affects substantially all the executives and/or employees of the Bank and Bancorp. The Bank and Bancorp shall allocate Morales’ annual salary expense between them, in their sole discretion.

6. Incentive Bonus. For calendar years 2006, 2007, 2008 and 2009, the Bancorp shall determine an incentive bonus to Morales, on the terms described hereinafter. The computation of this incentive bonus shall be based on Morales’ accrued base salary for the applicable calendar year, subject to a maximum of one hundred twenty percent (120%) of said accrued base salary. Any incentive bonus payable shall be paid to Morales no later than fifteen (15) days after the Bancorp’s receipt of the audited financial statements for the year in question but within the time period to be deductible in the prior year. This incentive bonus shall be based on measurements of the Bancorp’s performance for the calendar year in question, in accordance with the schedules below. As used in the schedules below, “Return on Average Common Equity” shall mean the return on average common equity of the Bancorp for the year ending December 31 in the calendar year for which the incentive bonus is being determined, and “EPS Growth” shall mean the growth in the annual earnings per share of the Bancorp on a fully diluted basis for the year ending December 31 in the calendar year for which the incentive bonus is being determined as compared to the annual earnings per share as of December 31 for the immediately preceding calendar year.

2006 Calendar Year Incentive Schedule

Return on AverageBancorp Equity	Incentive Payout %	Incentive Payout
0 -11%	0%	$-
12.0 - 12.9%	14%	$79,800
13.0 - 13.9%	20%	$114,000
14.0 -14.9%	25%	$142,500
15.0 -15.9%	30%	$171,000
16.0 -16.9%	40%	$228,000
17.0 -17.9%	50%	$285,000
18.0 -18.9%	65%	$370,500
19.0 -19.9%	80%	$456,000
20.0 -20.9%	95%	$541,500
21.0 +	100%	$570,000

2007, 2008 and 2009 Calendar Years Incentive Schedule

Return on Average Common Equity	Bonus as % of Accrued Salary	Fully Diluted EPS Growth	Bonus as % of Accrued Salary
12%	0%	10%	0%
13%	7.5%	11%	6%
14%	15.0%	12%	12%
15%	22.5%	13%	18%
16%	30.0%	14%	24%
17%	37.5%	15%	30%
18%	45.0%	16%	36%
19%	52.5%	17%	42%
20%	60.0%	18%	48%
		19%	54%
		20%	60%

The Board of Directors shall interpolate between the minimum and maximum percentages shown hereinabove.

7. Severance Payment and Benefits upon a Change in Control.

a. If Morales maintains his employment for twelve (12) months following a Change in Control, as defined below, on substantially the same terms as this Employment Agreement, including, but not limited to his then current salary level, then no severance payment will be due to Morales hereunder. For purposes of this Employment Agreement, “Change in Control” shall have the same meaning ascribed to such term in the 2006 Incentive Stock Plan of Vineyard National Bancorp (“2006 Plan”).

b. In the event that Morales is terminated or there is a material decrease in his responsibilities, duties or title as set forth herein at any time during the twelve (12) month period following a Change in Control, then upon the occurrence of such event, Morales shall be entitled to: (i) receive a lump sum cash severance payment equal to two times Morales’ base salary for the immediately preceding 12 month period plus two times his bonus earned for the 12 month period immediately preceding the Change in Control, and (ii) continue participating in all group insurance, life insurance, health, accident and disability plans, programs and arrangements in which Morales was entitled to participate immediately prior to the Change in Control for a period of twenty-four (24) months at no cost to Morales. The severance payment is to be paid as agreed upon between the Bank and Morales as a severance payment and Morales' employment with the Bank shall terminate. This severance payment is to be made irrespective of whether Morales is terminated for cause or not at the time, as long as a Change in Control event has occurred and his position or title is materially changed within the 12 month period following the Change in Control.

c. Notwithstanding anything to the contrary contained herein, any and all stock options, shares of restricted stock or other equity awards granted to Morales by the Bank or the Bancorp shall immediately become vested and exercisable upon a Change in Control.

8. Stock Options.

a. Effective two (2) days after the next public release of the Bancorp’s quarterly earnings which occurs on or after the effective date of this Employment Agreement and on the tenth (10th) day after the release of the Bancorp’s audited financial statements of annual earnings for calendar years 2006, 2007 and 2008, so long as Morales is employed by the Bank on said day the Board of Directors shall grant Morales incentive stock options to buy fifty thousand (50,000) shares of common stock of the Bancorp, with the purchase price of each such share being one hundred percent (100%) of the fair market value (“FMV”) of a share of Bancorp common stock on the date of the option grant (unless otherwise determined by the Bancorp, FMV shall be the closing price of a share of stock on the date of option grant), with the term of each such option being four (4) years from the date of option grant, and with said options not becoming vested until the third (3rd) anniversary of the date of option grant, and then being one hundred percent (100%) vested. Except as provided hereinabove or hereinafter, the terms and conditions of the 2006 Plan shall apply to such option grants for all conditions and events. In accordance with the Original Employment Agreement and the provisions of this paragraph, the Board of Directors previously granted to Morales stock options to buy fifty thousand (50,000) shares of common stock of the Bancorp on each of October 30, 2006 (the date two [2] days after the first public press release of Bancorp earnings after the effective date of this Employment Agreement) and March 19, 2007 (the date ten [10] days after the release of the Bancorp’s audited financial statements for the 2006 calendar year).

b. In addition to the accelerated vesting provisions under Section 7(c) hereof, in the event of Morales’s death, disability or termination without cause, his stock options will vest only if permitted under the applicable Stock Option Agreement with respect to the options granted thereby, the 2006 Plan, or if accelerated by the Plan Administrator at its discretion in accordance with the 2006 Plan.

9. Restricted Stock Grants. Restricted stock grants will be considered after the stock options which have been granted are vested. However, the Board has the discretion to grant such stock grants as a bonus.

10. Country Club Membership. Morales will present to the Board of the Bank information about membership in a local country club. The Bank will own the membership and is to approve the location of the club and cost of the membership. Said membership may be exercised by Morales and his family at the discretion of the Board.

11. Automobile Allowance. The Bank will provide Morales with an automobile allowance in the amount of one thousand five hundred dollars ($1,500.00) a month to be used to pay for a leased automobile by the Bank in the performance of his duties on behalf of the Bank and Bancorp during the term of this Employment. In the event that the lease amount exceeds one thousand five hundred dollars ($1,500) a month, Morales will reimburse the Bank the difference. The Bank will also pay all the operating costs of the automobile in addition to paying for gasoline for the automobile when used on behalf of the Bank and Bancorp during the term of this Employment Agreement. Morales will reimburse the Bank and Bancorp for personal use of the automobile.

12. Expenses. Morales shall be entitled to reimbursement by Bank for any expenses reasonably and necessarily incurred in the performance of his duties on behalf of the Bank and Bancorp during the term of this Employment Agreement which the Board of Directors of the Bank deems satisfactorily documented.

13. Personal Time Off. During the term of this Employment Agreement, Morales shall be entitled to five (5) weeks of paid personal time off per year, or according to the amounts and conditions as outlined in the Bank's Employee Handbook.

14. Insurance Benefits and Deferred Compensation. Bank and Bancorp shall provide Morales at the Bank's expense with full participation in the Bank's present accident, health and term life insurance benefit programs for the maximum benefits available through the California Banker's Association Group Insurance program or through any equivalent program which the Bank subsequently adopts. Morales shall also have available to him any of the deferred compensation programs to which he is eligible as an employee of the Bank and Bancorp, which benefits and rights shall be governed solely by that program and not this Employment Agreement.

15.  Termination. Morales, the Bank, or the Bancorp may terminate this Employment Agreement only under the following terms and conditions:

a. At any time during the term of this Employment Agreement, Morales may resign from his employment with the Bank and Bancorp by submitting his written letter of resignation to the two Boards of Directors for their acceptance. Upon their acceptance of the letter of resignation, Morales shall be entitled to no further compensation from the Bank or Bancorp whatsoever after the effective date of the end of his employment with the Bank and Bancorp except for any deferred compensation benefits due.

b. At any time during the term of this Employment Agreement, the Board of Directors of the Bank or Bancorp may terminate the employment of Morales with or without cause.

In the event the termination of Morales is elected by the Board of Directors without cause during the term of this Employment Agreement, then Morales shall be entitled to "severance pay" equal to two years of his then current salary and twice the bonus earned for the immediately preceding twelve (12) calendar months before the termination.

In the event the Board terminates the employment of Morales "for cause," then Morales shall be entitled to no payment under this Employment Agreement beyond the date of his termination. For purposes of this Employment Agreement, “for cause” shall mean termination because of personal dishonesty or incompetence which has or could adversely affect the Bank or the Bancorp; willful misconduct; breach of fiduciary duty involving personal profit; intentional failure to perform stated duties; willful violation of any law, rule, order or regulation (other than traffic violations or other misdemeanor offenses); termination of this Employment Agreement by any government regulatory agency as specified in Paragraph 16 below or a material breach of any provision of this Agreement.

c. In the event that Morales shall suffer a permanent mental or physical disability as determined by the medical opinion of a physician duly licensed to practice medicine in the State of California, then each Board may terminate the Employment Agreement and Morales shall be entitled to the compensation provided for under Paragraph 15 b. above as if he were terminated without cause with the exception that the Bank and Bancorp shall be entitled to an offset for any disability benefits which are to be paid to Morales as a result of any disability insurance which is carried by the Bank and Bancorp for Morales. The disability insurance proceeds shall be applied against the severance pay owed to Morales under these circumstances.

16. Action by Government Regulatory Agency. In the event that the employment of Morales is ordered to be terminated by any government regulatory agency, or in the event the Bank or Bancorp is closed or taken over by any government regulatory agency, or in the event the Bank and Bancorp have been taken over by a federal bankruptcy court, the government regulatory agency or the bankruptcy court may immediately terminate this Employment Agreement and the Bank and Bancorp shall have no further obligation to pay any severance pay or any other sums to Morales under this contract beyond the date of the actual termination of his employment.

17. Ownership of Business Records. All records of the accounts of customers and any other records and books relating in any manner whatsoever to the customers or the business of the Bank and Bancorp, whether prepared by Morales or otherwise, shall be the exclusive property of the Bank and Bancorp. All such books and records shall be immediately delivered to the Bank by Morales on any termination of this Employment Agreement. Morales shall not be entitled to keep or preserve records or copies of records of the Bank and Bancorp made by him for any reason during the performance of his duties. All of Morales' personal effects and papers shall remain his personal property.

18.  Reimbursement of Disallowed Compensation and Expenses. In the event any compensation paid to Morales or expenses paid for Morales, or any reimbursement of expenses paid to Morales, shall upon audit or other examination of the income tax returns of the Bank and Bancorp be determined not to be an allowed deduction from the gross income of the Bank or Bancorp, and such determination shall be accepted by the Bank or Bancorp, or such determination shall be rendered final by the appropriate state or federal taxing authority, or a judgment of a court of competent jurisdiction, and no timely appeal taken therefrom, then in such event, Morales will repay to the Bank or Bancorp the amount of such disallowed compensation or expenses, or both. Such repayment may not be waived by the Bank and Bancorp.

19.  Bank and Bancorp's Authority. Morales shall observe and comply with the rules and regulations of the Bank and Bancorp as adopted by the Bank and Bancorp, either orally or in writing, respecting performance of his duties, and shall carry out and shall perform orders, directions, and policies announced to Morales by the Bank and Bancorp, from time to time, either orally or in writing.

20.  Indemnity. The Bank and the Bancorp shall indemnify Morales for all losses sustained by Morales in direct consequence of the discharge of his duties on the Bank and Bancorp's behalf.

21. Waiver. The failure of any party to insist on strict compliance with any of the terms, covenants, or conditions of this Employment Agreement by the other parties shall not be deemed a waiver of that term, covenant, or condition, nor shall any waiver or relinquishment of any right or power at any one time or times be deemed a waiver or relinquishment of that right or power for all or any other times.

22. Partial Invalidity. If any provision of this Employment Agreement is held by a court of competent jurisdiction or by arbitration to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.

23. Non-Assignability. It is hereby agreed that Morales’ rights and obligations under this Employment Agreement are personal and not assignable.

24. Entire Agreement. This Employment Agreement contains the entire agreement and understanding of the parties to it. No amendment or variation of the terms of this employment Agreement shall be valid unless made in writing and executed by Morales and duly authorized representatives of the Bank and Bancorp.

25. Binding Effect. This Employment Agreement shall be binding on and inure to the benefit of the heirs, personal representatives, successors, beneficiaries, and assigns of the parties, subject, however to the restrictions on assignment contained in the Employment Agreement.

26. Governing Law. The Employment Agreement is drawn to be effective in the State of California and shall be construed in accordance with California law.

IN WITNESS WHEREOF, the parties have executed this Employment Agreement.

VINEYARD BANK, NATIONAL ASSOCIATION,
A National Banking Association

Dated: ____________________

By: _______________________

VINEYARD NATIONAL BANCORP,
A California Corporation

Dated: ____________________

By: _______________________

Dated: _____________________________

____________________________________
NORMAN ANTONIO MORALES